UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 2019

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The financial statements included in the press release attached as Exhibit 99.1 to this Form 6-K and the first paragraph and the “Forward Looking Statements” of the press release attached as Exhibit 99.2. to this Form 6-K are being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On May 13, 2019 Check-Cap Ltd. (the “Company”) provided certain corporate updates and announced its financial results for the first quarter of 2019. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on the same day the Company issued a press release announcing that Mayo Clinic is the second trial site participating in the Company’s ongoing pilot study of the C-Scan® system in the U.S. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit

Exhibit No.	Description

99.1	Press Release, dated May 13, 2019

99.2	Press Release, dated May 13, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: May 13, 2019	By:	/s/ Alex Ovadia
	Name:	Alex Ovadia
	Title:	Chief Executive Officer